February 7, 2006

Ms. Mary C. Cullman
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

RE:        Amended - Schedule 13G

Enclosed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934 is a report on Schedule 13G reporting beneficial ownership at December 31, 2005 by Ameriprise Financial, Inc. in Common Stock of The Laclede Group, Inc.

Sincerely,



/s/ Steve Turbenson
-------------------
    Steve Turbenson
    Director - Fund Administration

Enclosure

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G


                  Under the Securities and Exchange Act of 1934



                             The Laclede Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    505597104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.   505597104


1)     Name of Reporting Person                       Ameriprise Financial, Inc.

       S.S. or I.R.S. Identification                  IRS No. 13-3180631
       No. of Above Person

--------------------------------------------------------------------------------

2)     Check the Appropriate Box    (a)
                                    -----------------------------------
       if a Member of a Group       (b)                         X*
                                    -----------------------------------

*This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

--------------------------------------------------------------------------------

3)     SEC Use Only

--------------------------------------------------------------------------------

4)     Citizenship or Place of Organization            Delaware

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
       (5) Sole Voting Power                           -0-
       ---------------------                           ----------------
       (6) Shared Voting Power                         1,607,635
       -----------------------                         ----------------
       (7) Sole Dispositive Power                      -0-
       --------------------------                      ----------------
       (8) Shared Dispositive Power                    1,685,875
       ----------------------------                    ----------------

--------------------------------------------------------------------------------

9)     Aggregate Amount Beneficially
       Owned by Each Reporting Person                  1,685,875

--------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in
       Row (9) Excludes Certain Shares                 Not Applicable

--------------------------------------------------------------------------------

11)    Percent of Class Represented by
       Amount In Row (9)                               7.95%

--------------------------------------------------------------------------------

12)    Type of Reporting Person                        CO

--------------------------------------------------------------------------------

1(a)   Name of Issuer:                           The Laclede Group, Inc.

1(b)   Address of Issuer's Principal             720 Olive Street
       Executive Offices:                        St. Louis, MO 63101

2(a)   Name of Person Filing:                    Ameriprise Financial, Inc.


2(b)   Address of Principal Business Office:
                                                 Ameriprise Financial, Inc.
                                                 145 Ameriprise Financial Center
                                                 Minneapolis, MN  55474


2(c)   Citizenship:                              Delaware

2(d)   Title of Class of Securities:             Common Stock

2(e)   Cusip Number:                             505597104

3      Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):
       This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Ameriprise Financial, Inc. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

4(a) Amount Beneficially Owned as of December 31, 2005: 1,685,875 shares may be deemed beneficially owned by the reporting person within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. The reporting person, and each of its subsidiaries identified on the attached Exhibit I disclaims beneficial ownership of any shares reported on this Schedule.

4(b)   Percent of Class: 7.95%

4(c)   Number of Shares as to which such person has:
       (i)  Sole power to vote or to direct the vote: 0
       (ii) Shared power to vote or direct the vote: 1,607,635*
       (iii) Sole power to dispose or to direct the disposition of: 0
       (iv) Shared power to dispose or to direct the disposition of: 1,685,875**

* Certain shares of the issuer's Common Stock are held in RiverSource Trust Collective Funds (the "Funds"). Ameriprise Trust Company, a wholly owned subsidiary of Ameriprise Financial, Inc., is the trustee and investment manager of the Funds and has discretionary authority to vote and/or dispose of these shares. However, the shares are beneficially owned by the various retirement plans participating in the Funds. Certain other shares of the issuer's Common Stock are held in trust for the benefit of employees participating in one or more employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to which Ameriprise Trust Company serves as trustee. As a plan trustee, Ameriprise Trust Company votes shares allocated to participant accounts as directed by plan participants, subject to Section 404 of ERISA. All shares allocated to participants for whom no voting instructions are received are not voted.

** Certain shares of the issuer's Common Stock are held in trust for the benefit of employees participating in one or more employee benefit plans with respect to which Ameriprise Trust Company, a wholly owned subsidiary of Ameriprise Financial, Inc., serves as trustee. Shares of Common Stock held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plan. Certain other shares of the issuer's Common Stock are held in RiverSource Trust Collective Funds for which Ameriprise Trust Company is the trustee and investment manager. However, these shares are beneficially owned by the various retirement plans participating in the RiverSource Trust Collective Funds.


5      Ownership of 5% or Less of a Class:
       Not Applicable.

6      Ownership of more than 5% on Behalf of Another Person:

       Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of The Laclede Group, Inc. The interest of one person, Ameriprise Trust Company, amounted to 1,535,235 shares or 7.24% of the total outstanding Common Stock of the issuer at December 31, 2005. Ameriprise Trust Company may be deemed to be the beneficial owner of such shares by virtue of serving as directed trustee for certain employee benefit plans and by virtue of serving as trustee and investment manager of the RiverSource Trust Collective Funds.


7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                                             See Exhibit I

8      Identification and Classification of Members of the Group:

                                             Not Applicable

9      Notice of Dissolution of Group:

                                             Not Applicable

10     Certification:

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Ameriprise Financial, Inc.

                                        Dated: December 31, 2005

                                        By /s/ Steve Turbenson
                                           -------------------
                                               Steve Turbenson
                                               Director - Fund Administration
                                               Telephone: (612) 671-2059

                                  Exhibit Index


Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II  Joint Filing Agreement

                                    Exhibit I
                                       To
                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Bank - Ameriprise Trust Company, a trust company organized under the laws of the State of Minnesota

Investment Company - RiverSource Funds, comprised of investment companies registered under section 8 of the Investment Company Act of 1940

Investment Adviser - RiverSource Investments, LLC, an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                   Exhibit II
                                       To
                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons, on February 9, 2006, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of The Laclede Group, Inc. at December 31, 2005.

                                            Ameriprise Financial, Inc.

                                            By /s/ Steve Turbenson
                                               -------------------
                                                   Steve Turbenson
                                                   Director--Fund Administration


                                            Ameriprise Trust Company

                                            By /s/ Mark Ellis
                                               --------------
                                                   Mark Ellis
                                                   Senior Vice President